Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO THE

amended and restated BYLAWS

OF

BIMI INTERNATIONAL MEDICAL INC.

BIMI INTERNATIONAL MEDICAL INC. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

FIRST:  Each of Sections 3.02, 3.03, 3.04 and 3.05 of the Amended and Restated Bylaws of the Corporation (the “Bylaws”) is hereby amended and restated in its entirety to read as follows:

“Section 3.02 Number. The Board of Directors shall consist of not less than 3 and not more than 7 directors, with the exact number within that range to be as fixed from time to time by resolution of a majority of the total number of directors last fixed by the Board, which number shall not be reduced by any vacancies when determining the existence of such majority.

Section 3.03 Term of Office. Directors shall be elected at each annual meeting of stockholders. Each director shall hold office until the next annual meeting of stockholders and thereafter until his or her successor shall have been elected and qualified or until the director’s earlier death, resignation, disqualification, or removal.

Section 3.04 Resignation; Vacancies. Any director may resign at any time by notice given in writing or by electronic transmission to the Corporation. Such resignation shall take effect at the date of receipt of such notice by the Corporation or at such later effective date or upon the happening of an event or events as is therein specified. A verbal resignation shall not be deemed effective until confirmed by the director in writing or by electronic transmission to the Corporation.

Vacancies on the Board of Directors by reason of death, resignation, retirement, disqualification, removal from office, or otherwise, and newly created directorships resulting from any increase in the authorized number of directors shall be solely filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director and shall not be filled by the stockholders. A director elected to fill a vacancy or a newly created directorship shall hold office for the term specified in Section 3.03, subject to the election and qualification of a successor and to such director’s earlier death, resignation or removal.

Section 3.05 Removal. Any director or the entire Board of Directors may be removed from office only for cause and only by the affirmative vote of at least a majority of the total voting power of the outstanding shares of the capital stock of the Corporation entitled to vote in any annual election of directors, voting together as a single class.”

SECOND: This Certificate of Amendment shall become effective as of January 5, 2024, 2023 at 9 P.M., Eastern Time.

THIRD: This Certificate of Amendment was duly adopted in accordance with Section 109 of the DGCL and Article VIII of the Bylaws. The Board of Directors duly adopted resolutions setting forth and declaring advisable this Certificate of Amendment and directed that the proposed amendments be considered by the stockholders of the Corporation. An annual meeting of stockholders of the Corporation was duly called upon notice in accordance with Section 222 of the DGCL and held on December 29, 2023, at which meeting the necessary number of shares were voted in favor of the proposed amendments. The stockholders of the Corporation duly adopted this Certificate of Amendment.

IN WITNESS WHEREOF, the Corporation has caused the Certificate of Amendment to be duly executed in its corporate name as of the 5th day of January, 2024.

BIMI INTERNATIONAL MEDICAL INC.

By:	/s/ Tiewei Song
Name:	Tiewei Song
Title:	Chief Executive Officer